03014705

BB 3/6 8-49745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~35853~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FSP Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place, Suite 200
(No. and Street)

Wakefield, (City) MA (State) 01880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Carter (781) 246-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC RECEIVED MAR 03 2003 PROCESSING SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barbara Corinha, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSP Investments, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Operating Officer

Title

Notary Public

JANET P. NOTOPOULOS NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS

My Commission Expires November 22, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FSP Investments LLC
Financial Statements and Supplemental Information

For the Year Ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Member of
FSP Investments LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of FSP Investments LLC (the "Company") at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and Aggregate Indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2003

FSP Investments LLC
Statement of Financial Condition

December 31,	**2002**
Assets	
Current assets:	
Cash and cash equivalents	$ 6,613,450
Prepaid expenses and other assets	67,400
Total current assets	6,680,850
Fixed assets:	
Computers and office equipment	411,292
Furniture and fixtures	195,195
	606,487
Less accumulated depreciation	378,984
Fixed assets, net	227,503
Security deposits and other	31,670
Total Assets	$ 6,940,023
Liabilities and Member's Equity	
Current liabilities:	
Accrued expenses:	
Income taxes payable	$ 309,000
Syndication expenses	301,198
Due to affiliate	536,624
Commissions and bonuses	1,286,738
Other	74,225
Total current liabilities	2,507,785
Commitments and contingent liabilities	
Member's equity	4,432,238
Total Liabilities and Member's Equity	$ 6,940,023

See accompanying notes to financial statements.

FSP Investments LLC
Statement of Income

Year ended December 31,	**2002**
Revenue:	
Syndication income	$ 13,720,125
Transaction fee income	1,010,320
Interest and other income	74,741
Total revenue	14,805,186
Expenses:	
Salaries and payroll taxes	10,252,852
Rent	205,977
Employee benefits	302,778
Travel and entertainment	153,771
Office and administrative	214,161
Depreciation	169,419
Professional fees	48,904
Telephone and utilities	63,395
Maintenance and supplies	40,682
License and permits	39,481
Consulting	40,352
Insurance	9,079
Dues and subscriptions	8,377
Miscellaneous	31,399
Total operating expenses	11,580,627
Income before taxes	3,224,559
Income taxes	699,000
Net income	$ 2,525,559

See accompanying notes to financial statements.

FSP Investments LLC
Statement of Changes in Member's Equity

Year ended December 31,	2002
Balance, December 31, 2001	$ 2,942,507
Distributions	(1,035,828)
Net income	2,525,559
Balance, December 31, 2002	$ 4,432,238

See accompanying notes to financial statements.

FSP Investments LLC
Statement of Cash Flows

Year ended December 31,	2002
Cash flows from operating activities:	
Net income	$ 2,525,559
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	169,419
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	2,943
Income taxes payable	309,000
Syndication expenses	189,238
Commissions and bonuses	(562,924)
Other	864
Net cash provided by operating activities	2,634,099
Cash flows from investing activities:	
Purchase of fixed assets	(10,032)
Net cash used in investing activities	(10,032)
Cash flows from financing activities:	
Due to affiliate	536,624
Distributions to member	(1,035,828)
Net cash used in financing activities	(499,204)
Net increase in cash and cash equivalents	2,124,863
Cash and cash equivalents, beginning of year	4,488,587
Cash and cash equivalents, end of year	$ 6,613,450

Supplemental disclosure of cash flow information

Cash paid for:	
Taxes	$ 390,000

See accompanying notes to financial statements.

FSP Investments LLC
Notes to Financial Statements

1. Organization

FSP Investments LLC (the "Company") operates in a single facility located in Wakefield, Massachusetts. The Company was organized as a Massachusetts limited liability company pursuant to the Massachusetts Limited Liability Company Act, on September 16, 1996 and commenced operations on January 1, 1997. Prior to July 1, 2001 the Company was 99% owned by Franklin Street Properties Corp. (Franklin Street Partners Limited Partnership prior to January 1, 2002) ("Franklin Street"). Effective July 1, 2001 a wholly owned subsidiary of Franklin Street purchased the remaining 1% interest. In December 2001 the limited partners of Franklin Street approved the conversion of Franklin Street from a partnership into a corporation and the subsequent election to be taxed as a real estate investment trust ("REIT"). A merger of Franklin Street with and into a wholly owned subsidiary, Franklin Street Properties Corporation, accomplished the conversion, which was effective January 1, 2002. As part of the conversion into a REIT, the Company elected to be a taxable REIT subsidiary ("TRS") and will incur income taxes at normal tax rates.

As a result of the conversion of Franklin Street from a partnership into a REIT and the Company's election to be a TRS, certain income and expense allocations have been made between Franklin Street and the Company in an effort to reflect the results of the Company's operations as if the Company operated independently as a non-affiliated entity of Franklin Street.

The Company is a registered broker/dealer and its broker/dealer operations are limited to those described in Paragraph (a)(2) (vi) of Rule 15c3-1 of the Securities Exchange Act of 1934. More specifically, securities activities are limited to the sale of shares in corporations (the "Sponsored Entity") such that the Company does not handle customer funds or securities. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). The Company's principle source of revenue is providing real estate syndication and brokerage services to accredited investors as defined in Regulation D.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risks

The Company maintains its cash balances in one bank. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2002, the uninsured portion of the cash and cash equivalent balances held at the bank was $6,513,450. The Company periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.

Revenue Recognition

Syndication fees ranging from 6% to 8% of the gross offering proceeds from the sale of securities in Sponsored Entities are generally recognized upon an investor closing; at that time the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Commission expense ranging from 3% to 4% of the gross offering proceeds is recorded in the period the related syndication fee is earned. There is typically more than one investor closing in the syndication of a sponsored entity.

Transaction fee income is generally recognized upon the final close of a Sponsored Entity. The final close is the last admittance of investors into a Sponsored Entity; at that time, required funds have been received from the investors, charges relating to the syndication have been paid or accrued, continuing investment and continuing involvement criteria have been met, and legal and economic rights have been transferred. Third party transaction-related costs are deferred and later expensed to match revenue recognition. Internal expenses are expensed as incurred.

The Company follows the requirements for profit recognition as set forth by Statement of Financial Accounting Standards No. 66 "Accounting for Sales of Real Estate" and Statement of Position 92-1 "Accounting for Real Estate Syndication Income".

Use of Estimates

The Company prepares financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance, repairs and renewals are charged to expenses; major improvements are capitalized. Depreciation is recorded on the straight-line method over the assets' estimated useful lives ranging from 3 to 5 years.

Income Taxes

For the year ended December 31, 2002, the Company has elected to become a taxable REIT subsidiary and will likely incur income taxes

Tax Components

The income tax expense reflected in the statement of income differs from the amounts computed by applying the federal statutory rate of 35% to income before taxes as follows:

(in thousands)	For the Year Ended December 31, 2002	
Federal income tax expense at statutory rate	$ 1,128	35.0%
Increase (decrease) in taxes resulting from:		
State income taxes, net of federal impact	197	6.1
Other	(626)	(19.4)
Taxes on income	$ 699	21.7%

Other consists primarily of the tax benefit on bonuses accrued in 2001 but paid in 2002. Due to the conversion from a partnership into a corporation the bonus is treated as a permanent tax difference.

No deferred income taxes were provided as there were no material temporary differences between the financial reporting basis and the tax basis of the Company.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company's net capital was $4,105,665 and the required net capital was $167,186. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.61 to 1.

4. Related Party Transactions

The Company acts as the real estate acquisition advisor and broker-dealer for several related party Sponsored Entities, in which Franklin Street, the Company's member, is the common stockholder. The Company earned syndication and transaction fee income from the Sponsored Entities totaling $14,730,445 for the year ended December 31, 2002.

5. Lease Obligation

The Company leases its corporate office space under a six year operating lease that commenced in June 1999. The lease includes a base annual rent and additional rent for the Company's share of taxes and operating costs.

The lease provides for fixed step rent increases and the rental expense is recognized on the straight-line basis over the related lease term while billings to the Company are based on required minimum rentals in accordance with the lease agreement. Expense recognized in excess of amounts billed to the Company is $6,994 at December 31, 2002.

Future minimum lease payments are as follows:

Year ended December 31,	
2003	$ 202,920
2004	208,989
2005	97,441
	$ 509,350

6. Retirement Plan

The Company has a retirement savings plan for eligible employees. Under the plan, the Company matches participant contributions up to $7,000 annually per participant. The Company's total contribution under the plan amounted to $97,024 for the year ended December 31, 2002.

Supplemental Information

FSP Investments LLC
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1of the Securities and Exchange Commission

Year ended December 31,	2002
Total member's equity from statement of financial condition	$ 4,432,238
Deductions:	
Nonallowable assets from statement of financial condition:	
Prepaid expenses and other assets	(67,400)
Fixed assets, net	(227,503)
Security deposits and other	(31,670)
Net capital	$ 4,105,665

Computation of basic net capital requirement:

Minimum net capital required, 6 2/3% of $2,507,785 pursuant to Rule 15c3-1	$ 167,186
Minimum dollar net capital requirement for broker/dealer	$ 5,000
Net capital requirement	$ 167,186
Excess net capital	$ 3,938,479
Computation of aggregate indebtedness:	
Total liabilities from statement of financial condition	$ 2,507,785
Ratio of aggregate indebtedness to net capital	0.61 to 1

Statement pursuant to Rule17a-5 (d)(4):
A reconciliation of the Company's computation of capital as reported in the unaudited Part II-A of Form X-17A-5 is attached.

FSP Investments LLC
Reconciliation of Net Capital Pursuant to Rule 15c3-1
(X-17A-5)
At December 31, 2002

Schedule 1 (Continued)

	FOCUS REPORT - PART IIA Quarter Ended 12/31/02	Adjustments	Annual Financial Statements At 12/31/02
Computation of Net Capital			
Total members' equity from statement of financial condition	$ 5,250,862	$ (818,624)	$ 4,432,238
Deductions and/or charges:			
Total non-allowable assets from statement of financial Condition	99,070	(31,670)	67,400
Fixed assets, net	227,503	-	227,503
Security deposits and other	-	31,670	31,670
Total deductions	326,573	-	326,573
Net capital	$ 4,924,289	$ (818,624)	$ 4,105,665

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3

To the Member of
FSP Investments LLC:

In planning and performing our audit of the financial statements and supplemental schedule of FSP Investments LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

PRICEWATERHOUSECOOPERS

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 14, 2003

PricewaterhouseCoopers LLP